

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 2, 2011

<u>Via Email</u>

Shlomo Kramer
President and Chief Executive Officer
Imperva, Inc.
3400 Bridge Parkway, Suite 200
Redwood Shores, CA 94065

      Re: Imperva, Inc.
            Amendment No. 2 to Registration Statement on Form S-1
            Filed August 19, 2011
            File No. 333-175008

Dear Mr. Kramer:

      We have reviewed your letter dated August 19, 2011 and the above-referenced filing, and have the following comments. Where prior comments are referenced, they refer to our letter dated August 11, 2011.

<u>General</u>

1.   We received your correspondence dated September 1, 2011. As we have not had an opportunity to process this correspondence, additional comments may be forthcoming.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Key Metrics of Our Business, page 47</u>

2.   We reissue prior comment 4; please revise to discuss management's views regarding the changes in the key business metrics during the covered time periods. For example, you state that you track your loss from operations to assess how effectively you are planning and monitoring your operations and controlling your operational costs, but do not appear to have included any discussion of management's analysis regarding the same.

<u>Products</u>

<u>Web Application Security, page 92</u>

3.   The supplemental material provided in response to prior comment 6 states that you are the leading "independent" WAF vendor. Please explain to us how this supports your

claim that your web application firewall is an "industry leading" solution rather than the leading solution among independent WAF vendors, or revise.

Financial Statements

Note 14 – Other Equity Issuances

Common Stock Subject to Repurchase, page F-39

4.   We note your response to prior comment 13 and the additional disclosure added on page 116, which indicates that the shares issued to Mr. Kramer were not stock options. Additionally, we note that Mr. Kramer purchased the shares at fair value. Please provide a more detailed analysis to support recording compensation expense, as your reference to ASC 718-10-55-31 applies to stock options, and tell us how you determined the amount of compensation expense to record considering these shares were issued at fair value.

5.   Additionally, we note the disclosure added on page 129 that describes offer letters to Messrs. Strohm and Slootman during July 2010. Please tell us how these offers differ from the shares issued to Mr. Kramer. Also clarify whether Messrs. Strohm and Slootman purchased their shares and tell us the price they paid for the shares.

Exhibit List

6.   It does not appear that you plan to file your offer letter agreements with Messrs. Strohm and Slootman as exhibits. Please provide us with a legal analysis supporting your apparent conclusion that Item 601(b)(10) of Regulation S-K is inapplicable, or file the agreements as exhibits.

You may contact Jaime John, Staff Accountant, at (202) 551-3446, or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406, if you have questions regarding comments on the financial statements and related matters. Please contact Evan S. Jacobson, Attorney-Advisor, at (202) 551-3428 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via Email
        Anthony J. McCusker, Esq.
        Goodwin Procter LLP